February 20, 2025

Matthew Mainer
Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

       Re: Post Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2024
           Filed November 15, 2024
           Form 8-K filed February 6, 2025
           File No. 001-35305
Dear Matthew Mainer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2024
Note 20 - Stock-based Compensation
Stock Options, page 100

1.     Your disclosure states that the company    used the simplified method
for estimating a
       stock option term as it did not have sufficient historical stock option exercise
       experience upon which to estimate an expected term.    Since it appears
that you may
       have historical stock option exercise data since the fiscal year ended September 30,
       2015, please tell us why you believe it is appropriate to apply the simplified approach to determine the expected term of stock options. Refer to Question 6 of SAB Topic
       14.D.2.
 February 20, 2025
Page 2
Form 8-K filed February 6, 2025
Exhibit 99.1
Reconciliation of Segment Profit to Adjusted EBITDA, page 15

2. Please revise future filings to remove the total column of your reconciliation since consolidated segment profit would not be considered the most directly comparable
       GAAP financial measure to consolidated Adjusted EBITDA. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing